April 24, 2018 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.	140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Mellanox Technologies, Ltd.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 11, 2018
File No. 001-33299

Dear Mr. Mancuso:

On behalf of our client, Mellanox Technologies, Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated April 20, 2018, regarding amendment no. 1 to the preliminary proxy statement mentioned above (the “Proxy Statement”). In connection with this letter, the Company is filing via EDGAR amendment no. 2 to the Proxy Statement (the “Revised Proxy Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Proxy Statement.

Questions and Answers regarding this Solicitation and Voting at the Meeting, page 1

1.    It is unclear where you revised your filing to disclose the possible antitakeover and other effects of the Universal Proxy Card proposal as mentioned in the last sentence of your response to prior comment 2. Please advise or revise.

Response: The Company respectfully submits that it unintentionally omitted the revised disclosure from amendment no. 1 and has inserted the disclosure on page 24 of the Revised Proxy Statement.

April 24, 2018

If the Universal Proxy Card proposal is approved..., page 12

2.    Please address that part of prior comment 6 asking how measuring the 10-day period from the date of the meeting is consistent with the language in your proposed revisions to Article 39. If the Board can elect to follow procedures that differ from Article 39, please say so clearly in your disclosure.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that under applicable law the Board may not elect to follow procedures that differ from Article 39.

In addition, the Company has revised the fifth paragraph of the proposed amendment to Article 39(b) to clarify that shareholders are approving the use of the 10-day period at the 2018 annual general meeting. As a result of the revised amendment to Article 39(b), the procedures to be followed by the Company and any nominating shareholder for the 2018 annual general meeting are consistent with the Articles.

Conforming changes have been made to the disclosure on page 29 of the Revised Proxy Statement.

3.    Please revise the third paragraph following the bullet point on page 13 to clarify when shareholders must provide you the required information, and when you will provide shareholders with information regarding the registrant’s nominees for the 2018 annual meeting. Also, if only one nominating shareholder is eligible to nominate directors for the 2018 annual meeting, please revise the second paragraph on page 14 to clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 through 17 of the Revised Proxy Statement to provide additional information on who is entitled to nominate directors for the 2018 annual general meeting and the notification and information delivery deadlines for the 2018 annual general meeting.

Background, page 17

4.    Please disclose the timing of the revised severance agreements mentioned in your April 17, 2018 Form 8-K relative to the events mentioned in this section. Disclose any connection between those revised agreements and the developments mentioned in this section, and quantify the effect of the changes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 through 24 of the Revised Proxy Statement to provide additional information with respect to the timing of the revised severance agreements, any connection between the revised severance agreements and Starboard’s notice of its intent to nominate nine (9) directors for election to the Board and the quantification of the effect of the changes to the severances agreements.

Proposal 2, page 21

5.    Your response to prior comment 8 and disclosure on page 15 appear to indicate that all information required by Schedule 14A regarding each nominee mentioned on the universal proxy card will be included in your proxy statement and in each nominating shareholder’s proxy statement. Please reconcile that response and disclosure with the proposed revision to Article 39 on page A-3 requiring that proxy statements refer to other proxy statements for information regarding other nominees.

Response: We respectfully advise the Staff that the original text of the proposed amendment to Article 39(b) which required each person nominating directors in a contested election to direct the

April 24, 2018

Company’s shareholders to the definitive proxy statement filed or to be filed by any other person nominating directors, was intended only for informational purposes in order to make sure that shareholders were fully informed. This requirement was not intended to be relied on for purposes of Rule 14a-5(c) or otherwise as a source of required information with respect to director nominees of the Company or other shareholders in any such proxy statement.

If the Universal Proxy Card Proposal is approved by the Company’s shareholders, then the Company and each nominating shareholder will be required to deliver to each other the Nominee Information regarding each of their respective nominees, and the Company will be required to provide the Nominee Information received from each nominating shareholder to any other nominating shareholders. The Company and each nominating shareholder will have all of the information each of them is required to include in its respective proxy statement with respect to director nominees nominated by other persons.

In response to the Staff’s comment, the Company has revised the proposed amendment to Article 39(b) to remove the requirement that each person nominating directors in a contested election direct the Company’s shareholders to the definitive proxy statement filed or to be filed by any other person nominating directors.

Conforming changes have been made to the disclosure on pages 28 and 29 of the Revised Proxy Statement.

6.    Please address that part of prior comment 14 seeking clear disclosure, if true, that the registrant’s nominees do not provide nominating shareholders information similar to that required from shareholder nominees. Also disclose the reasons for and effects of this difference.

Response: The Company supplementally advises the Staff that under Israeli law the Company is not required to deliver the Companies Law Disclosures to nominating shareholders. In response to the Staff’s comment, the Company has revised the third paragraph of the proposed amendment to Article 39(b) to provide that the Company will provide to each nominating shareholder the Companies Law Disclosures with respect to the Company’s nominees.

Conforming changes have been made to the disclosure on pages 14 through 20 of the Revised Proxy Statement.

7.    Your disclosure indicates that, in specified circumstances, investors must provide notice of nominees by the 10th day following public announcement of a meeting. Then Mellanox appears to have 10 days to provide shareholders with information regarding other shareholders’ nominees. As a result, it appears that shareholders would, in those circumstances, have the information required for their proxy statements by the twentieth

April 24, 2018

day after the notice. If Mellanox is required to provide only 21 days’ notice of a meeting and therefore could effectively preclude investors from soliciting proxies, please clearly address this effect of your proposal in your proxy statement. Also, given the notice requirements in your Articles of Association, please tell us how shareholders will learn of an extraordinary general meeting with sufficient time to provide the 90 days’ notice mentioned on page 13.

Response: The Company supplementally advises the Staff that under Israeli law the Company is required to announce the date of any meeting of the Company’s shareholders at which directors are to be elected at least thirty-five (35) days prior to the date of such meeting. Accordingly, the proposed timelines for notice of nominees and the sharing of information would not preclude the solicitation of proxies, and any solicitation of proxies would be subject to the filing of a proxy statement with the Commission and review by the Commission.

In response to the Staff’s comment, and in order to provide both the Company and any nominating shareholder additional time to solicit proxies in any circumstance:

•	the Company has revised the first paragraph of the proposed amendment to Article 39(b) to provide that the Company will publicly announce at least fifty (50) days prior to the date of the applicable meeting its intent to hold (i) any annual general meeting if the annual general meeting is not held within thirty (30) days of the anniversary date of the immediately preceding annual general meeting and (ii) any extraordinary general meeting at which directors will be elected (any such public announcement, referred to as the “Notice of Election of Directors” in the Revised Proxy Statement);

•	the Company has revised the first paragraph of the proposed amendment to Article 39(b) to provide that a shareholder will have at least until ten (10) days following and including the date of public announcement of the Notice of Election of Directors with respect to an applicable annual general meeting or extraordinary general meeting to provide notice to the Company of its intent to nominate one or more persons for election as directors at the applicable general meeting and to provide the Nominee Information and Companies Law Disclosures with respect to its nominees; and

April 24, 2018

•	the Company has revised the third paragraph of the proposed amendment to Article 39(b) to provide that the Company will provide each nominating shareholder with the Nominee Information and Companies Law Disclosures received from any other nominating shareholders within five (5) days of the last date for a nominating shareholder to provide such information to the Company, and that the Company will provide each nominating shareholder with its Nominee Information and Companies Law Disclosures within that same five (5) day period.

As a result of the changes outlined above, nominating shareholders will have all of the information they are required to disclose with respect to all of the Company’s and each other nominating shareholder’s nominees at least thirty-five (35) days prior to the earliest date that a meeting could be held, thereby providing sufficient time for compliance with the Company’s nomination procedures and the solicitation of proxies.

Conforming changes have been made to the disclosure on pages 12 through 17, 28 and 29 of the Revised Proxy Statement.

April 24, 2018

8.    We note your response to prior comment 16 regarding shareholders choosing to file Schedule 14N. We also note your disclosure on page 15 that shareholders “may” file Schedule 14N. Please provide us with your analysis of whether and when filing of Schedule 14N will be required if shareholders approve your Universal Proxy Card Proposal. To the extent you believe a Schedule 14N filing will not always be required, it remains unclear how each of the parties soliciting proxies will have access to all information required to be disclosed regarding the participants in their solicitation.

Response: We respectfully advise the Staff of the Company’s belief that, if the Universal Proxy Card Proposal is approved by the Company’s shareholders, nominating shareholders will be required to provide the Company with a notice on Schedule 14N and to file that Schedule 14N with the Commission under Rule 14a-18 because the nominating shareholders will be seeking to have a nominee included in the Company’s proxy materials pursuant to the Universal Proxy Card Proposal procedures set forth under the Company’s Articles. The Company further respectfully advises the Staff that it is not certain whether any nominating shareholder will ultimately file a notice on Schedule 14N with the Commission or whether the Commission will ultimately require nominating shareholders to file a Schedule 14N. The Universal Proxy Card Proposal is intended to ensure that each of the parties soliciting proxies will have access to all information required to be disclosed regarding the participants in their solicitation through the notice provisions and informational requirements included in the Articles, in addition to informational requirements under the Exchange Act and other applicable laws.

In response to the Staff’s comment, the Company has revised the first paragraph of the proposed amendment to Article 39(b) to provide that a nominating shareholder will provide the Company with all of the information it would be required to provide on a Schedule 14N, and the third paragraph of the proposed amendment to Article 39(b) to provide that the Company will provide that information to other nominating shareholders. In addition, the Company will provide the information contemplated by Item 4(b), Item 5(b) and Items 7(a), (b) and (c) of Schedule 14A with respect to the Company’s nominees to each nominating shareholder. The Company believes that the information provided with respect to the Company’s nominees will include all of the information required to be disclosed regarding the participants in the solicitation made by each nominating shareholder. If, for some reason, this is not the case, each nominating shareholder will be able to refer to the Company’s definitive proxy statement pursuant to Rule 14a-5(c).

Conforming changes have been made to the disclosure on pages 13 through 18 of the Revised Proxy Statement.

*        *        *

April 24, 2018

If you have additional questions or require any additional information with respect to the Revised Proxy Statement or this letter, please do not hesitate to contact me at josh.dubofsky@lw.com or (650) 463-2631.

Sincerely,

/s/ Josh Dubofsky

Josh Dubofsky of LATHAM & WATKINS LLP

cc:	Eyal Waldman, President and Chief Executive Office of Mellanox Technologies, Ltd.

Alinka Flaminia, Senior Vice President and General Counsel of Mellanox Technologies, Ltd.

Alan C. Mendelson, Latham & Watkins LLP

Alexander F. Cohen, Latham & Watkins LLP

Ehud Sol, Adv., Herzog, Fox & Neeman (outside Israeli legal counsel of the Company)